                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                         Airborne Freight Corporation
        ----------------------------------------------------------------
                                (Name of Issuer)

            Common Stock, $1.00 par value per share (issuable upon
            conversion of 6.9% Cumulative Convertible Preferred Stock)
        ----------------------------------------------------------------
                         (Title of Class of Securities)

                                   00926610
                         -----------------------------
                                 (CUSIP Number)

Mr. Seiichi Takada
President                                       Christopher Smeall, Esq.
Intermodal Terminal Inc.                        Debevoise & Plimpton
200 Park Avenue                                 875 Third Avenue
New York, New York 10166                        New York, New York 10022
(212) 878-4140                                  (212) 909-6457
- ------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                March 17, 1994
                    ---------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 00926610                                          PAGE 2 OF 13 PAGES



1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 Mitsui & Co., Ltd.

2        Check the Appropriate Box If a Member of a Group*
                                        a.  / /
                                        b.  /X/

3        SEC Use Only

4        Source of Funds*

                 WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6        Citizenship or Place of Organization

                 Japan

                          7       Sole Voting Power





                          8       Shared Voting Power
                                       259,487 shares of Common Stock (of which
  Number of                       256,487 shares are issuable upon conversion
   Shares                         of 120,000 shares of 6.9% Cumulative
Beneficially                      Convertible Preferred Stock at a conversion
  Owned By                        price of $23.393 and 3,000 shares are
    Each                          issuable upon the exercise of stock options)
  Reporting
   Person                 9       Sole Dispositive Power
    With




                          10      Shared Dispositive Power
                                       259,487 shares of Common Stock (of which
                                  256,487 shares are issuable upon conversion
                                  of 120,000 shares of 6.9% Cumulative
                                  Convertible Preferred Stock at a conversion
                                  price of $23.393 and 3,000 shares are
                                  issuable upon the exercise of stock options)


11       Aggregate Amount Beneficially Owned by Each Reporting Person

                259,487 shares of Common Stock (of which 256,487 shares are issuable upon a conversion of 120,000 shares of 6.9% Cumulative Convertible Preferred Stock at a conversion price of $23.393 and 3,000 shares are issuable upon the exercise of stock options)

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                   /X/

13       Percent of Class Represented By Amount in Row (11)

                                           1.3%

14       Type of Reporting Person*

         CO



                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

CUSIP NO. 00926610                                          PAGE 3 OF 13 PAGES



1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 Intermodal Terminal Inc.

2        Check the Appropriate Box If a Member of a Group*
                                        a.  / /
                                        b.  /X/

3        SEC Use Only

4        Source of Funds*

                 AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6        Citizenship or Place of Organization

                 Delaware

                          7       Sole Voting Power

                          8       Shared Voting Power
                                       256,487 shares of Common Stock (issuable
  Number of                       upon conversion of 120,000 shares of 6.9%
   Shares                         Cumulative Convertible Preferred Stock at a
Beneficially                      conversion price of $23.393)
  Owned By
    Each
  Reporting
   Person                 9       Sole Dispositive Power
    With

                          10      Shared Dispositive Power
                                       256,487 shares of Common Stock (issuable
                                  upon conversion of 120,000 shares of 6.9%
                                  Cumulative Convertible Preferred Stock at a
                                  conversion price of $23.393)

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                      256,487 shares of Common Stock (issuable
                 upon conversion of 120,000 shares of 6.9%
                 Cumulative Convertible Preferred Stock at a conversion price of $23.393)

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                   /X/

13       Percent of Class Represented By Amount in Row (11)

                                           1.3%

14       Type of Reporting Person*

         CO



                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

CUSIP NO. 00926610                                          PAGE 4 OF 13 PAGES



1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

               Tonami Transportation Co., Ltd.

2        Check the Appropriate Box If a Member of a Group*
                                        a.  / /
                                        b.  /X/

3        SEC Use Only

4        Source of Funds*

                 WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6        Citizenship or Place of Organization

                 Japan

                          7       Sole Voting Power



  Number of
   Shares
Beneficially
  Owned By                8       Shared Voting Power
    Each
  Reporting
   Person                 9       Sole Dispositive Power
    With




                          10      Shared Dispositive Power


11       Aggregate Amount Beneficially Owned by Each Reporting Person






12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                   /X/

13       Percent of Class Represented By Amount in Row (11)

                                           0%

14       Type of Reporting Person*

         CO



                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                                            Page 5 of 13 Pages




                               AMENDMENT NO. 2 TO
                           STATEMENT ON SCHEDULE 13D


Item 1.  Security and Issuer.
         The class of equity securities to which this amended statement relates is the common stock, $1.00 par value per share (the "Common Shares"), issuable upon conversion of the 120,000 shares of 6.9% Cumulative Convertible Preferred Stock (the "Preferred Shares") held by the reporting persons and upon conversion of certain stock options beneficially held by reporting persons, of Airborne Freight Corporation, a Delaware corporation ("Airborne"), which has its principal executive offices at 3101 Western Avenue, Seattle, Washington 98111. Items 2, 4, 5 and 7 of the statement on Schedule 13D, dated February
7, 1990, as amended by Amendment No. 1 to Statement on Schedule 13D, dated December 20, 1993 (the "Amended Statement") filed by Mitsui & Co., Ltd., a Japanese corporation ("Mitsui-Japan"), Intermodal Terminal Inc., a Delaware corporation wholly-owned indirectly by Mitsui-Japan ("Intermodal"), and Tonami Transportation Co., Ltd., a Japanese corporation ("Tonami") (Mitsui-Japan, Intermodal and Tonami, collectively, the "Reporting Persons") as direct and indirect beneficial owners of the Common Shares as previously reported on the Amended Statement, are hereby amended as set forth below.

                                                            Page 6 of 13 Pages





Item 2.  Identity and Background.
          Item 2 remains unchanged except for the following:
         Appendices A, B and C setting forth the name, principal occupation, business address and citizenship of each executive officer and director of Mitsui-Japan, Intermodal and Tonami, respectively, are hereby amended and restated by Appendices A, B and C which are attached hereto and incorporated herein by reference.

Item 4.  Purpose of Transaction.
         Item 4 remains unchanged except for the following:
         On March 17 1994, Mitsui-Japan and Tonami gave notice of conversion with respect to the 620,000 and 60,000 of the Preferred Shares owned by them, respectively, and sold the aggregate 1,453,427 Common Shares issuable upon such conversion to Goldman Sachs & Co. The sale will be settled on March 24, 1994.

                                                             Page 7 of 13 Pages





         Except as set forth above, none of the Reporting Persons has any plans or proposals which relate to or would result in any of the consequences set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.
         Paragraphs (a) and (b) are amended and restated in their entirety as follows:

         (a) Under Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Mitsui-Japan is the beneficial owner of the 120,000 Preferred Shares owned by its subsidiary, Intermodal. Subject to the limitation described in the following paragraph, each Preferred Share is convertible into a number of Common Shares equal to the quotient of the stated value

                                                             Page 8 of 13 Pages





of a Preferred Share ($50) divided by the conversion price in effect at the time of conversion (currently $23.393, subject to anti-dilution adjustment) as set forth in Section 6(c) of the Certificate of Designation of Preferences of Preferred Shares (the "Certificate") filed with the Secretary of State of Delaware on January 26, 1990 and incorporated herein by reference to Exhibit F to the Original Statement. Under Rule 13d-3 under the Exchange Act, Mitsui-Japan is the beneficial owner of 3,000 Common Shares issuable upon the exercise of stock options granted by Airborne to Messrs. Hiroshi Ohara and Motohiko Kogetsu (the "Grantees"). The Grantees may not exercise such options without the consent of Mitsui-Japan and have agreed to transfer the Common Shares underlying the options to Mitsui-Japan if it provides the exercise price therefor or otherwise to transfer any proceeds from the sale of such Common Shares to Mitsui-Japan. Options with respect to 1,000 Common Shares expire on February 2, 2001; options with respect to 1,000 Common Shares expire on February 2, 2002 and options with respect to 1,000 Common Shares expire on February 2, 2003.
         Subject to the limitation described in the following paragraph, the 120,000 Preferred Shares beneficially owned by Mitsui- Japan are thus convertible into 256,487 Common Shares, which, together with the 3,000 Common Shares issuable upon the conversion of the stock

                                                            Page 9 of 13 Pages





options, represent approximately 1.3% of the sum of the 19,256,251 Common Shares that the Reporting Persons understand from Airborne's Quarterly Report on Form 10-Q dated November 11, 1993 were outstanding on September 30, 1993 plus the 259,487 Common Shares issuable upon conversion of such Preferred Shares and Stock Options.
         Section 6(a)(i) of the Certificate (which is incorporated herein by reference) provides that a holder may convert into Common Shares only such number of Preferred Shares as will not cause the ownership of Airborne's voting securities by persons who are not "United States Citizens" (as defined in the Aviation Act) to exceed that percentage then permitted by the Aviation Act in order to hold certificates authorizing Airborne or its subsidiaries to engage in air transportation less 5%. Under current law, this provision effectively limits the ability of the Reporting Persons (or any subsequent foreign holders or foreign-controlled holders of Preferred Shares) to convert Preferred Shares into Common Shares if such conversion would increase the foreign ownership of Airborne's voting securities (currently, its Common Shares) beyond the 20% (25%
- - 5%) level. The Reporting Persons are not aware of any foreign ownership of Airborne's voting securities which would result in the limitation imposed by
Section 6(a)(i) of

                                                            Page 10 of 13 Pages





the Certificate restricting any Reporting Person from converting all of its Preferred Share holdings.
         Intermodal beneficially owns 120,000 Preferred Shares, which are convertible as described above, into 256,487 Common Shares, representing approximately 1.3% of the sum of the 19,256,251 outstanding Common Shares plus the 256,487 Common Shares issuable upon such conversion.
         Tonami no longer beneficially owns any Preferred Shares.
         Intermodal disclaims beneficial ownership of the 3,000 Common Shares (issuable upon the conversion of stock options) beneficially owned by Mitsui-Japan. Tonami disclaims beneficial ownership of the

                                                          Page 11 of 13 Pages






3,000 Common Shares (issuable upon the conversion of stock options) beneficially owned by Mitsui-Japan.
         (b) Mitsui-Japan and Intermodal share the power to vote or direct the vote and to dispose or direct the disposition of the 120,000 Preferred Shares (and the 256,487 Common Shares issuable upon conversion thereof) owned by Intermodal directly (and Mitsui-Japan indirectly). Mitsui-Japan and Mr. Ohara share the power to vote or direct the vote or to dispose or direct the disposition of the 1,000 Common Shares owned by Mr. Ohara directly (and Mitsui-Japan beneficially). Mitsui-Japan and Mr. Kogetsu share the power to vote or direct the vote or to dispose or direct the disposition of the 2,000 Common Shares owned by Mr. Kogetsu directly (and Mitsui-Japan beneficially).
         (c) On March 17, 1994, Mitsui-Japan gave notice of conversion of the 620,000 Preferred Shares owned by it directly and sold the 1,325,183 Common Shares issuable upon conversion of such Preferred Shares to Goldman, Sachs & Co. ("Goldman") at a purchase price of $36.125 per share in a trade effected over the New York Stock Exchange (the "NYSE") to be settled on March 24, 1994. On March 17, 1994, Tonami gave notice of conversion of the 60,000 Preferred Shares owned by it directly and sold the 128,244 Common Shares issuable upon conversion of such shares to Goldman at a purchase price of $36.125 per shares in a trade effected over the NYSE to be settled on March 24, 1994.
         (d)  Not applicable.
         (e) The Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Shares of ABF on March 17, 1994.

                                                           Page 12 of 13 Pages





Item 7.  Material to be Filed as Exhibits.

            None.

                                                            Page 13 of 13 Pages





                                   Signatures

         After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated:  March 23, 1994



                                           MITSUI & CO., LTD.



                                           By: /s/ Tadashi Kokai
                                               ---------------------
                                               Name: Tadashi Kokai
                                               Title: Associate Director &
                                                      Chief Operating Officer,
                                                      Transportation Logistics Group

                                           INTERMODAL TERMINAL INC.



                                           By: /s/ Seiichi Takada
                                               ---------------------
                                               Name: Seiichi Takada
                                               Title: President


                                           TONAMI TRANSPORTATION CO., LTD.



                                           By: /s/ Yoshio Suito
                                               ---------------------
                                               Name: Yoshio Suito
                                               Title: Managing Director, Operating
                                                      Officer of Finance and
                                                      Administrative Division

                                                                      Appendix A





                      Executive Officers and Directors of
                               Mitsui & Co., Ltd.


         The names, titles and principal occupations of the executive officers and directors of Mitsui & Co., Ltd. ("Mitsui-Japan") are as follows:


                                               Positions with Mitsui-Japan
       Name                                      (Principal Occupation)
       ----                                   ---------------------------
 Koichiro Ejiri                               Chairman of the Board of Directors and
                                              Representative Director

 Naohiko Kumagai                              President and Representative Director

 Akira Utsumi                                 Executive Vice President and Representative
                                              Director

 Shojiro Arita                                Executive Vice President and Representative
                                              Director

 Tetsuji Hommma                               Executive Vice President and Representative
                                              Director

 Masaharu Takahashi                           Executive Vice President and Representative
                                              Director

 Shigeji Ueshima                              Executive Vice President and Representative
                                              Director

 Kyoichi Suzuki                               Senior Executive Managing Director and
                                              Representative Director

 Junichi Amano                                Senior Executive Managing Director and
                                              Representative Director, General Manager of
                                              Corporate Planning Division

 Mutsubu Uchida                               Senior Executive Managing Director and
                                              Representative Director

 Taizo Kiyomine                               Senior Executive Managing Director and
                                              Representative Director

                                                           Positions with Mitsui-Japan
             Name                                            (Principal Occupation)
             ----                                         ---------------------------
 Tsutomu Monden                                           Executive Managing Director and Representative
                                                          Director, Chairman & Managing Director of
                                                          Mitsui & Co., (Australia) Ltd., Chairman of
                                                          Mitsui & Co., (N.Z.) Ltd.

 Yasuhiro Uryu                                            Executive Managing Director and Representative
                                                          Director, General Manager of Nagoya Office

 Teiichi Kinoshita                                        Executive Managing Director and Representative
                                                          Director

 Mantaroh Kitoh                                           Executive Managing Director and Representative
                                                          Director, Chief Operating Officer of Property &
                                                          Service Business Development Group

 Naoyuki Kondo                                            Executive Managing Director and Representative
                                                          Director, Chairman & Managing Director of
                                                          Mitsui & Co. Europe Ltd., Chairman of Mitsui &
                                                          Co. International (Europe) B.V.

 Takeo Tsuchikawa                                         Executive Managing Director and Representative
                                                          Director, Chief Operating Officer of Iron &
                                                          Steel Raw Materials Group.

 Katsuhiro Okude                                          Executive Managing Director and Representative
                                                          Director, Chief Operating Officer of Electric
                                                          Machinery Group

 Seiko Marumo                                             Executive Managing Director and Representative
                                                          Director, Chief Operating Officer of
                                                          Petrochemicals & Polymers Group

                                                          Positions with Mitsui-Japan
                           Name                              (Principal Occupation)
                           ----                           ---------------------------


 Masayuki Ikeda                                           Executive Managing Director and Representative
                                                          Director, General Manager of Osaka Office

 Kazuo Sato                                               Executive Managing Director and Representative
                                                          Director, Chief Operating Officer of Plant &
                                                          Project Group

 Goro Watanabe                                            Executive Managing Director and Representative
                                                          Director, President & Chief Executive Officer
                                                          of Mitsui & Co. (U.S.A.), Inc.

 Masayoshi Furuhata                                       Executive Managing Director and Representative
                                                          Director, Chief Operating Officer of Motor
                                                          Vehicles Group

 Kazumasa Suzuki                                          Executive Managing Director and Representative
                                                          Director, Chief Operating Officer of Energy Group

 Yoshimasa Nakano                                         Executive Managing Director and Representative
                                                          Director, Chief Operating Officer of Iron &
                                                          Steel Overseas Group

 Naomichi Suzuki                                          Executive Managing Director and Representative
                                                          Director

 Hiroshi Kimura                                           Director, General Manager of Secretariat

 Fumio Otsuka                                             Director, Chief Operating Officer of
                                                          Electronics Group

 Shosaburo Yamanaka                                       Director, Chief Operating Officer of Specialty
                                                          Chemicals & Plastics Group

 Takenosuke Yamasaki                                      Director, Senior Deputy General Manager of
                                                          Osaka Office

 Masaru Takaishi                                          Director, Chief Operating Officer of Textile
                                                          Group

                                                           Positions with Mitsui-Japan
           Name                                             (Principal Occupation)
           ----                                           ---------------------------
 Masashi Sugimoto                                         Director, Chief Operating Officer of Second
                                                          General Merchandise Group

 Shigeru Endo                                             Director, Chief Operating Officer of Foods
                                                          Group

 Yasuo Kurosawa                                           Director, General Manager of Fukuoka Office

 Tetsuro Inaji                                            Director, General Manager of Beijing Office;
                                                          Managing Director of Mitsui & Co. (Shanghai)
                                                          Ltd.

 Seiji Kawarabayashi                                      Director, Chief Operating Officer of Iron &
                                                          Steel Domestic Group

 Kanji Miyazaki                                           Director, Chief Operating Officer of Marine &
                                                          Aerospace Group

 Toshikatsu Fukuma                                        Director

 Osamu Fukumuro                                           Director, Managing Director of Mitsui & Co. UK
                                                          PLC

 Yoichi Yoshikawa                                         Director

 Yoshiaki Ohnuki                                          Director, General Manager of Seoul Branch

 Masaji Yoshiuchi                                         Director, General Manager of Property & Service
                                                          Business Administrative Division

 Shoichiro Shimizu                                        Director, General Manager of Industrial
                                                          Machinery Group

 Makoto Ejima                                             Director, Chief Operating Officer of Nonferrous
                                                          Metals Group

 Noboru Kishida                                           Director, Chief Operating Officer of First
                                                          General Merchandise Group

                                                          Positions with Mitsui-Japan
                           Name                              (Principal Occupation)
                           ----                           ---------------------------


 Seiichi Shimada                                          Director, Chief Operating Officer of
                                                          Information Business Group

 Hiroyuki Takahashi                                       Director, General Manager of Personnel Division

 Takahiro Ienaga                                          Director,Vice Chairman of Bangkok Polyethylene
                                                          Co., Ltd.

 Hiroyuki Maruko                                          Director, President of Mitsui & Co. (Thailand)
                                                          Ltd.; Managing Director of Mitsiam
                                                          International Ltd.

 Shuzo Uematsu                                            Director, Chairman & Managing Director of
                                                          Mitsui & Co. (Hong Kong) Ltd.; Managing
                                                          Director of Mitsui & Co. (Shenzen) Trading Ltd.

 Shunji Hokari                                            Director, Operating Officer, Foods Group

                                                           Positions with Mitsui-Japan
             Name                                            (Principal Occupation)
             ----                                         ---------------------------
 Shinjiro Shimizu                                         Director, Chief Operating Officer of
                                                          Communications & Transportation Project Group

         The business address of each of the foregoing individuals is 2-1 Ohtemachi, 1-Chome, Chiyodaku, Tokyo, Japan, except as follows: Goro Watanabe, 200 Park Avenue, New York, NY 10166, USA; Naoyuki Kondo & Osamu Fukumuro, 20 Old Bailey, London EC4M 7QQ, United Kingdom; Yasuhiko Uryu, 16-21 Meieki Minami, 1-Chome, Nakamura-Ku, Nagoya, Japan; Masayuki Ikeda & Takenosuke Yamasaki, 3-33, Nakanoshima, 2-Chome, Kitaku, Osaka, Japan; Tsutomu Monden, 33rd Level, State Bank Center, 52 Martin Place, Sydney, Australia; Yasuo Kurosawa, 10-1, Kamigofukumachi, Hakataku, Fukuoka, Japan; Hiroyuki Maruko & Takahiro Ienaga, 6th Floor, Boonmitr Bldg., 138 Silom Road, Bangkok, Thailand; Shuzo Uematsu, 25th Floor, Far East Finance Center, 16 Harcourt Road, Hong Kong; Tetsuro Inaji, 1 Jianguomenwai Street, Beijing, China; Yoshiaki Ohnuki, The Korea Press Center Bldg., 25 1-ka, Taepyung-ro, Chung-ku, Seoul, Rep. of Korea.

         Each of the foregoing individuals is a Japanese citizen.

                                                                      Appendix B





                             Executive Officers and
                            Directors of Intermodal
                                 Terminal Inc.



         The names, titles and principal occupations of the executive officers and directors of Intermodal Terminal Inc. ("Intermodal") are as follows:


    Name and Title                                          Principal Occupation
 ---------------------                               ----------------------------------
 Seiichi Takada                                       Vice President and General Manager, Traffic Div., (Mitsui
 President and Director                               U.S.A.)

 Masaaki Iida
 Vice President and Secretary

 Osamu Haruyama                                       General Manager, General Administrative Div., (Mitsui
 Treasuer and Director                                Nagoya Office)

 Tadashi Kokai                                        Chief Operating Officer, Transportation Logistics Group,
 Director                                             (Mitsui Tokyo HQ)

 Yooichi Yoshi                                        Executive Vice President, Mitsui U.S.A.
 Director



         The business address of each of the foregoing individuals is 200 Park Avenue, New York, New York 10166.

         Each of the foregoing individuals is a Japanese citizen.

                                                                      Appendix C





                      Executive Officers and Directors of
                        Tonami Transportation Co., Ltd

         The names, titles and principal occupations of the executive officers and directors of Tonami Transportation Co., Ltd. (Tonami") are as follows:

                                                                                 Position with Tonami
                         Name                                                    (Principal Occupation)
                         ----                                                    ----------------------
              Yoshihiro Minami                                           President and Representative Director

              Hiroshi Kashima                                            Vice President

              Takeshi Yamagishi                                          Senior Managing Director, Chief Operating
                                                                         Officer of Finance and Administration Division

              Yousuka Konishi                                            Senior Managing Director, Chief Operating
                                                                         Officer of Business Division

              Michio Noguchi                                             Senior Managing Director, Chief Operating
                                                                         Officer of Planning Division

              Michiaki Adachi                                            Director and Chief Secretary of President's
                                                                         Office

              Yoshio Suito                                               Managing Director, Operating Officer of
                                                                         Finance and Administration Division

              Michio Kuze                                                Managing Director, Chief Operating Officer of
                                                                         Personnel Division

              Hiroki Matsumoto                                           Managing Director, Operating Officer of
                                                                         Business Division

              Mitsuya Naruse                                             Managing Director, Operating Officer of Tokyo
                                                                         Headquarters, Marketing Division

                                                                                      Position with Tonami
                        Name                                                          (Principal Occupation)
                        ----                                                          ----------------------
              Akinori Oki                                                Managing Director, General Manager of Toyama
                                                                         Chief Branch

              Kunihiko Shibata                                           Director, Operating Officer of Business
                                                                         Division

              Kouichi Shimazaki                                          Director, General Manger of Osaka-Higasmi
                                                                         Chief Branch

              Yoshitetsu Sasaki                                          Director, Operating Officer of Finance
                                                                         Administration Division

              Katsusuke Watanuki                                         Director, Operating Officer of Business
                                                                         Division

              Gensho Shimada                                             Director, Operating Officer of General Affairs
                                                                         Division

              Kiyohiro Yamazaki                                          Director, Operating Officer of Education
                                                                         Division

              Shuichi Sugioka                                            Director, Operating Officer of Personnel
                                                                         Division

              Akira Fune                                                 Director, General Manger of Tokyo-Kita Chief
                                                                         Branch

              Tsutomu Chujoh                                             Director, General Manger of Nagoya Chief
                                                                         Branch

              Masaaki Tanigawa                                           Director, General Manager of Tokyo-Minami
                                                                         Chief Branch

              Noriaki Murata                                             Director, Operating Officer of Information
                                                                         System Division

              Motomi Fujii                                               Director





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





                                                       Position with Tonami
         Name                                          (Principal Occupation)
         ----                                          ---------------------
   Noritaka Akichi                                      Director

         The business address of each of the foregoing individuals is 2-12 Showamachi, 3-Chome, Takaoka, Toyama Pref., Japan, except as follows:

Yoshio Suito,    3-8 Higashi-Nihonbashi, 3-Chome, Chuo-ku,
                 Tokyo, Japan

Mitsuya Naruse, 3-7 Higashi-Nihonbashi, 3-Chome Chuo-ku,
                 Tokyo, Japan

Akinori Oki,     95 Tsubatae, Shinminato, Toyama Pref., Japan

Kouichi Shimazaki, 2-11 Yakeno, 3-Chome,
                 Tsurumi-ku, Osaka, Japan

Akira Fune       1045 Taninomae, Nakanoda, Urawa, Saitama
                 Pref., Japan

Tsutomu Chujoh, 9-2 Marunouchi, 2-Chome, Naka-ku, Nagoya,
                 Japan

Masaaki Tanigawa, 16-1 Tatsumi, 3-Chome, Koutou-ku, Tokyo,
                 Japan

         Each of the foregoing individuals is a Japanese citizen.





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